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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5800 fax sophia.hudson@davispolk.com

June 25, 2018

Re:	Entera Bio Ltd. Amendment No. 5 to Registration Statement on Form F-1 Submitted June 15, 2018 CIK No. 0001638097 CONFIDENTIAL

Ms. Ada D. Sarmento and Ms. Mary B. Breslin

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Sarmento and Ms. Breslin,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 5 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 22, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amended Registration Statement (“Amendment No. 6”) together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 6 (including newly-filed exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement publicly filed on June 15, 2018.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 6 where the revised language addressing a particular comment appears.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 25, 2018

Draft Amendment No. 5 to Registration Statement on Form F-1

Dilution, page 60

1.	Your tabular disclosure illustrating the per share dilution from the transactions includes a caption titled "Pro forma as adjusted net tangible book value per ordinary share." Please remove the term, "as adjusted," from this caption in order to conform with the description in the preceding narrative.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement.

Exhibit 5.1, page II-8

2.	Please have counsel revise the opinion to opine that the warrants are a binding obligation of the company in accordance with Section II.B.1.f of Staff Legal Bulletin No. 19.

Response:	In response to the Staff’s comment, the Company has filed Exhibit 5.2 to the Registration Statement.

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5800 (fax) or sophia.hudson@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5800 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson Sophia Hudson
cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd. Michael Kaplan, Davis Polk Ivan Blumenthal, Mintz Levin